Filed pursuant to Rule 433
Registration Statement 333-137902
Dated February 29, 2008

Euro ELEMENTSSM Exchange-Traded Notes

Linked to the
Euro/U.S. Dollar Exchange Rate
(Euro ELEMENTS)

Euro ELEMENTS are designed for investors who anticipate that the euro will appreciate against the U.S. dollar. Euro ELEMENTS track the performance of the euro/U.S. dollar exchange rate and pay semi-annual distributions based on the DB EUR Overnight Index, as adjusted for a fee. Generally, if the euro appreciates relative to the U.S. dollar, other things being equal, the value of Euro ELEMENTS will increase; and if the euro depreciates relative to the U.S. dollar, other things being equal, the value of Euro ELEMENTS will decrease. Euro ELEMENTS are not principal protected and you may lose a substantial portion of your initial U.S. dollar investment if the euro depreciates against the U.S. dollar.

ELEMENTSSM Linked to the Euro/U.S. Dollar Exchange Rate
Ticker	ERE
Intraday Indicative Value Ticker	EREIV
Bloomberg DB EUR Overnight Index Ticker	DBMMEUON
Bloomberg Exchange Rate	TNFXEURO
Exchange	NYSE ArcaSM
Investment Minimum	None
Annual Investor Fee	0.40%
CUSIP Number	25154H 8 14
Maturity Date	February 23, 2023
Distribution Payment	Semi-annually

Issuer: Deutsche Bank AG – (AA/Aa1)1

Deutsche Bank Aktiengesellschaft is a stock corporation organized under the laws of Germany and is the parent company of a group consisting of banks, capital market companies, fund management companies, a property finance company, installment financing companies, research and consultancy companies and other domestic and foreign companies. Deutsche Bank offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world. It is the largest bank in Germany and one of the largest financial institutions in Europe and the world measured by total assets.

How Do Euro ELEMENTS Work?

The return of Euro ELEMENTS is linked to the performance of the euro/U.S. dollar exchange rate (exchange rate) and the performance of the DB EUR Overnight Index, as adjusted for a fee. Euro ELEMENTS will pay an amount in U.S. dollars at maturity or upon earlier repurchase by the Issuer that is based upon the performance of the exchange rate over the term of the Euro ELEMENTS.

Further, Euro ELEMENTS pay a semi-annual U.S. dollar distribution based on the performance of the DB EUR Overnight Index (Index), as adjusted for a fee. The Index reflects the performance of an investment at the Euro OverNight Index Average Rate (Eonia Rate), compounded on each Euro business day, and includes an adjustment reflecting the deduction of the Annual Investor Fee and an additional reduction of 0.25% per annum from the Eonia Rate. You will receive a semi-annual distribution based on any appreciation in the Index that will be converted back into U.S. dollars at the then applicable exchange rate. If the Index does not appreciate, no distribution will be paid. At maturity or repurchase, any un-distributed gains on the Index will be paid in conjunction with the final payment at maturity or the repurchase date.

Euro ELEMENTS – Returns

PRINCIPAL	+	DISTRIBUTIONS
The value of your initial investment in Euro ELEMENTS will increase or decrease based on the appreciations or depreciations of the euro relative to the U.S. dollar.		You may receive a semi-annual distribution based on the deposit in euros, as reflected by the Index (as reduced by the Annual Investor Fee and 0.25% per annum).

Can Euro ELEMENTS be Repurchased?

Euro ELEMENTS may be repurchased either at your option in stated principal amounts of U.S. $2,500,000 or more (at least 250,000 securities), or at the Issuer’s option if the Eonia Rate falls to or below 0.65% on any Euro business day.

If the Euro ELEMENTS are repurchased at either your option or the Issuer’s option, they will be repurchased for a principal amount based on the performance of the exchange rate since issuance and any accrued but unpaid distributions. If the euro has depreciated relative to the U.S. dollar since issuance, you will receive less than your initial U.S. dollar investment upon a repurchase.

1    The rating of Deutsche Bank AG does not address, affect or enhance the performance of Euro ELEMENTS other than the ability of Deutsche Bank AG to meet its obligations. The Euro ELEMENTS are not principal protected. A credit rating is not a recommendation to buy, sell, or hold the Euro ELEMENTS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

Euro ELEMENTSSM Exchange-Traded Notes

Historical Performance

The euro/U.S. dollar exchange rate measures the value, in dollars, of one euro. The graph to the right illustrates how the exchange rate and the Index have performed from January 4, 1999 to February 19, 2008. The Index was created on February 20, 2008 and as such, the performance in this graph for the Index includes retrospective calculations. The historical performance represented to the right should not be interpreted as an indication of future performance of the exchange rate or the Index.

Source: Bloomberg

What Are Some of the Risks of Euro ELEMENTS?

An investment in Euro ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the prospectus.

1. No Principal Protection – Your principal is not protected. If the exchange rate decreases, you will receive less than your original investment in Euro ELEMENTS.

2. Distribution Based on the Index and the Exchange Rate – Because the distribution is based on the Index (which includes an adjustment for the Annual Investor Fee and the deduction of 0.25% per annum from the Eonia Rate) and the exchange rate, the distribution you receive may be less than the interest you would receive on a conventional debt security that you could purchase today with the same maturity as the Euro ELEMENTS. If the EONIA Rate is equal to or less than 0.65% on any day, you will not receive any distribution in respect of such day.

3. Currency Risk – The return on the Euro ELEMENTS is linked to the performance of the exchange rate which, in turn, is linked to the values of the U.S. dollar and the Euro. Currency prices may change unpredictably, affecting the exchange rate and, consequently, the value of your Euro ELEMENTS in unforeseeable ways.

4. Restrictions on Repurchases by Deutsche Bank – You must offer at least US $2,500,000 stated principal amount of Euro ELEMENTS (250,000 units) to Deutsche Bank for your offer for repurchase to be considered.

5. Call Risk – Your Euro ELEMENTS may be called by Deutsche Bank if the Eonia Rate decreases to or below 0.65%.

6. Issuer Risk – Euro ELEMENTS are senior unsecured obligations of the Issuer. The repayment of the principal and the payment of any return based on the underlying index at maturity are dependent on the Issuer and its ability to pay. This risk is in addition to the risks posed by the exchange rate and the Index.

7. A Trading Market for Euro ELEMENTS May Not Develop – Although the  Euro ELEMENTS have been approved for listing on NYSE Arca, a trading market for your Euro ELEMENTS may not develop. Our affiliates and the broker-dealers distributing the Euro ELEMENTS may engage in limited purchase and resale transactions. However, they are not required to do so and, if they engage in such transactions, they may stop at any time. We are not required to maintain any listing of the Euro ELEMENTS on NYSE Arca or any other exchange.

How do I get started?

Please speak with your broker or financial advisor to determine if Euro ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about Euro ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-ERE.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.
NYSE Arca is a service mark of NYSE Group.
© 2008 MLPF&S Inc.
Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).

Code ELEMENTS-ERE